SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 2 )*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 2 )*

                                  of
                            TBK Partners, LLC


                               SCHEDULE 13D
                           (Amendment No. 2)*
                                  of
                         Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934
                 Value City Department Stores, Inc.
                            (Name of Issuer)


                      Common Stock, No Par Value
                        (Title of Class of Securities)

                                920387107
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               November 6, 2000
               (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  920387107
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 2,607,984 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                     2,707,357 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         2,707,357 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         8.06%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  920387107
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, LLC (FKA TBK Partners, L.P.) ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       201,205 shares, except that the
                                       the members of TBC, solely by reason of
                                       their being the manager of TBK,
                                       may be deemed to have  shared power to
                                      vote these shares.
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       201,205 shares, except that the
                                       members of TBC, solely
                                       by reason of their being the manager
                                       of TBK, may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          201,205 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.60%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         00

CUSIP No. 920387107
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                41,300 shares, except that the general
                                 partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares     ------------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by each                  0 shares
Reporting Person     ------------------------------------------------------
With:                        (9)   Sole Dispositive Power
                                  41,300 shares, except that the general
                                  partners in Vanderbilt, solely by
                                  reason of their positions as such, may
                                  be deemed to have shared power to
                                 vote these shares.
                     -------------------------------------------------------

                        (10)   Shared Dispositive Power
                                   0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         41,300 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.12%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

      The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, LLC (formerly known as TBK Partners, L.P. ("TBK"), a Delaware limited liability company and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated April 9, 1999 (the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 2 relates to the Common Stock, no par value (the "Common Stock") of Value City Department Stores, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Ohio, with its principal executive offices located at 3241 Westerville Road, Columbus, Ohio 43224.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 2.  IDENTITY AND BACKGROUND

          Other than as set forth herein, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in
Item 2 of the Statement, as amended.

     (a) The managing member of TBK is TBC, the members of which are Christopher H. Browne, William H. Browne and John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. ("Holdings") (the "TBC Members"). The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "Vanderbilt General Partners").

     (b) The business address of each of TBC, TBK, Vanderbilt, the TBC Members (except Holdings), and the Vanderbilt General Partners is 350 Park Avenue, New York, NY 10022. The business address of Holdings is Two International Place, 23rd Floor, Boston, MA 02110.


ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 2,707,357 shares of Common Stock (the "TBC Shares"). Such shares are held in the accounts of various customers of TBC with respect to which TBC has obtained investment discretion and sole or shared voting authority (the "TBC Accounts"). All of the TBC Shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $24,991,371.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that the funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, some of which funds may be borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at The Bank of New York, New York, New York, depending upon the amount of outstanding borrowings at any given time.

      As of the date hereof, TBK beneficially owns directly 201,205 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $1,705,272.

      It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 of the Statement), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

      TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by TBK pursuant to its understanding with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit & Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares.
No borrowing from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

      As of the date hereof, Vanderbilt beneficially owns directly 41,300 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $376,058.

      It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 2,707,357 shares of Common Stock, which constitutes approximately 8.06% of the 33,576,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

        Also included in the TBC Shares are 575 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a TBC Member and is also a Vanderbilt General Partner.

      As of the date hereof, TBK beneficially owns directly 201,205 shares of Common Stock, which constitutes approximately 0.60% of the 33,576,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 41,300 shares of Common Stock, which constitutes approximately 0.12 of the 33,576,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

      Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 2,949,862 shares, which constitutes approximately 8.79% of the 33,576,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.



       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC which is the Manager of TBK, and who are also Vanderbilt General Partners, may be deemed to be the beneficial owner by reason of their being a Member of TBC and a general partner in Vanderbilt, respectively, is 2,949,862 shares, which constitutes approximately 8.79% of the 33,576,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the Members of TBC, some of whom are also Vanderbilt General Partners, is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

        Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, as amended, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 2,707,357 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 2,607,984 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts;
(ii) shared power to vote or direct the vote of 2,607,984 shares of Common Stock held in certain TBC Accounts and (iii) shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the Vanderbilt General Partners, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       ( c) No transactions were effected by Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are set forth below:


REPORTING                   NO. OF SHARES     NO. OF SHARES        PRICE
PERSON          DATE        PURCHASED         SOLD          Other  PER SHARE
TBC Accounts   09/13/00       250                                  $8 3/16
               09/21/00                         365                $8 1/2
               09/22/00      2,150                                 $8 3/8
               10/04/00      3,660                                 $8
               10/06/00                         710                $8
               10/16/00      6,645                                 $7
               10/18/00     26,400                                 $7.0497
               10/19/00     20,500                                 $7.218800
               10/24/00    100,000                                 $7 1/16
               10/25/00    180,600                                 $7 1/2
               10/26/00                                    *27,500
               10/27/00      2,200                                 $7 9/16
               10/30/00      9,000                                 $7 1/2
               11/01/00                                    ** 5,605
               11/03/00    142,980                                 $6.955700
               11/06/00     57,315                                 $6 1/4

TBK Accounts   11/03/00     57,020                                 $6.955700
               11/06/00      8,085                                 $6 1/4


  * 27,500 shares of Common Stock were delivered out of a certain TBC Account pursuant to the Client's instructions.

 ** 5,605 shares of Common Stock were delivered out of a certain TBC Account pursuant to the Client's instructions.


   (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

        To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBC Members may be deemed to have such rights and powers solely by reason of being the Members of TBC, which is the Manager of TBK.

       To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that Vanderbilt General Partners may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

   (e)        Not applicable.

                                SIGNATURE

      Each of Tweedy, Browne Company LLC ("TBC") TBK Partners, LLC
("TBK")and Vanderbilt Partners, L.P. ("Vanderbilt") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                         TWEEDY, BROWNE COMPANY LLC

                                         By:  /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         Member


                                         TBK PARTNERS, LLC
                                         By: Tweedy, Browne Company LLC,
                                         Manager

                                         By:  /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         Managing Director


                                         VANDERBILT PARTNERS, L.P.

                                         By :  /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         General Partner


 Dated:   November 6, 2000